                                                                                         Exhibit 99.1

Fundtech Contact:
Yoram Bibring
Fundtech Ltd.
Tel: 1-201-946-1100
yoramb@fundtech.com
georger@fundtech.com

Ruder Finn, Inc., New York
Justine Schneider
(212) 583-2750
schneiderj@ruderfinn.com

FOR IMMEDIATE RELEASE

FUNDTECH REPORTS FINANCIAL RESULTS FOR THE
THIRD QUARTER OF 2006
- Quarterly Revenues Grow 12% Year-over-Year to $21.5 Million
- GAAP EPS 8 Cents
- Adjusted Non-GAAP EPS 16 Cents

JERSEY CITY, N.J. —October 31, 2006, — Fundtech Ltd. (NASDAQ: FNDT), a leading provider of global electronic payment, settlement and cash management solutions, today announced financial results for the third quarter ended September 30, 2006. Fundtech posted quarterly revenues of $21.5 million, a 12% increase year-over-year, compared to third quarter revenue of $19.1 million in 2005, and unchanged compared to second quarter 2006 revenue of $21.5.

On a GAAP (Generally Accepted Accounting Principles) basis, the Company reported net income of $1,185,000 or $0.08 per diluted share, for the third quarter of 2006 compared with net income of $1,374,000, or $0.09 per diluted share, in the third quarter of 2005, and net income of $770,000, or $0.05 per diluted share, in the second quarter of 2006.

Excluding stock-based compensation, amortization of intangibles and amortization of capitalized software costs, Fundtech’s adjusted non-GAAP net income for the third quarter of 2006 was $2.5 million, or $0.16 per diluted share, compared with $2.0 million, or $0.13 per diluted share, in the third quarter of 2005 and $2.2 million, or $0.14 per diluted share, in the second quarter of 2006. (See Schedule A attached to this news release -- Reconciliation to GAAP).

“I am extremely pleased by the pace of our progress in adding customers to our hosting business for both our cash management and payments solutions,.” said CEO Reuven Ben Menachem. “ This means that we are building backlog of revenues for the future while still meeting our short-term financial goals. We are also witnessing increased interest in our advanced payment solutions at the high end of the market, particularly in Europe. I believe that over the next twelve months we will be able to accelerate our growth in this segment of the market as well.”

Other operational highlights:

•	During the third quarter Fundtech closed 50 new deals and added 8 new bank customers

•
During the third quarter Fundtech closed 11 new system sales: four PAYplus USA, one CASHplus, two Global Liquidity Management, three new customers for our Swiss gateway business, and one new global bank that licensed our CLS system.

•	In the U.S; Year-to-date we have closed ASP and related transactions which are expected to generate $15 million over five years, 36% higher than the equivalent business booked in all of 2005.

Guidance

The financial guidance provided is current as of today only and the Company undertakes no obligation to update its estimates.

For the fourth quarter of 2006 we expect revenues of between $21.5 million and $22.5 million, GAAP earnings per diluted share of between $0.05 and $0.11 and adjusted non-GAAP earnings per diluted share, before all amortization expenses and stock compensation expenses, are expected to be in the range of $0.13 to $0.19.

For fiscal 2006, we expect revenues of between $83.9 million and $84.9 million, GAAP earnings per diluted share of between $0.18 and $0.24 and adjusted non-GAAP earnings per diluted share, before all amortization expenses and stock compensation expenses, are expected to be in the range of $0.51 to $0.57

We estimate that amortization expenses for the fourth quarter of 2006 will be approximately $710,000 and that stock compensation expenses will be approximately $580,000.

The company’s guidance for the fourth quarter of 2006 and full-year 2006 assumes no change in the calculation of the Company’s tax provision, which currently assumes a full valuation allowance against the Company’s deferred tax assets.

Company to Host Conference Call

The senior management of Fundtech will host a conference call at 08:30 a.m. (ET) tomorrow, Wednesday, November 1, to discuss the Company’s third-quarter 2006 results and financial guidance, and to answer questions from the investment community.

To participate, please call (866)-510-0705 or 617-597-5363 and ask for the Fundtech Call.

A replay of the conference call will be available for playback from 10:30am (ET) November 1, a until midnight (ET) November 9. The replay may be accessed by dialing (888) 286-8010 or 617-801-6888, pass code 40405103.

This call will also be web cast live on: http://www.fundtech.com. An online replay will be available until November 31.

About Fundtech
Fundtech Ltd is a leading provider of software solutions and services to financial institutions around the world. The Company develops and sells a broad array of products across the “financial supply chain” that enable banks to automate their corporate banking activities in order to improve efficiency; while providing their customers with more choices, more convenience and more control. Fundtech offers products in four major categories: cash management, payments, settlements and financial messaging. Fundtech has recently expanded its product line with a securities post-trade settlement processing system.

Forward Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, the expectations related to fourth-quarter revenues; fourth-quarter GAAP earnings per share; fourth-quarter adjusted earnings per share; full-year 2006 revenues; full-year 2006 GAAP earnings per share; and full-year 2006 adjusted earnings per share. These statements are based on management’s current expectations and are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: a downturn in the financial services industry; failure to obtain revenue as anticipated; and risks and other factors detailed from time to time in Fundtech's public filings, including its Annual Report on Form 20-F for the year ended December 31, 2005. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Release or to reflect the occurrence of unanticipated events.

# # #

FUNDTECH LTD. AND ITS SUBSIDIARIES
Condensed Consolidated Balance Sheets
(In Thousands)

	September 30,	December 31,
	2006	2005
ASSETS

Current assets:
Cash and cash equivalents	$25,204	$30,807
Short term investments	--	216
Marketable securities - short term	22,711	18,576
Trade receivables, net	23,162	17,262
Other accounts receivable, prepaid expenses and inventories	1,990	2,601

Total current assets	73,067	69,462

Severance pay fund	1,110	871
Long term lease deposits	614	734
Prepaid expenses	1,551	1,321
Property and equipment, net	11,436	10,281
Goodwill, net	17,655	17,655
Other assets, net	3,338	5,477
		-
Total assets	$108,771	$105,801

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Trade payables	$2,431	$2,021
Deferred revenues	7,404	7,686
Accrued restructuring expenses	185	336
Employee and payroll accruals	4,397	3,225
Other accounts payable and accrued expenses	3,766	5,516

Total current liabilities	18,183	18,784

Accrued severance pay	1,305	981
Accrued restructuring and other expenses	107	100
Other long term liabilities	853	926

Total liabilities	20,448	20,791

Shareholders' equity:
Share capital	45	44
Additional paid-in capital	145,612	142,636
Accumulated other comprehensive income (loss)	(301)	(414)
Accumulated deficit	(55,052)	(57,168)
Treasury stock, at cost	(1,981)	(88)

Total shareholders' equity	88,323	85,010

Total liabilities and shareholders' equity	$108,771	$105,801

FUNDTECH LTD. AND ITS SUBSIDIARIES
Consolidated Statements of Operations
(In Thousands, Except Share and Per Share Data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
Revenues:
Software license	$2,960	$3,983	$8,766	$13,053
Software hosting	3,438	2,470	9,642	7,691
Maintenance	5,608	5,018	16,690	14,659
Services	9,492	7,666	27,309	19,266
Hardware sales	--	--	--	--

Total revenues	21,498	19,137	62,407	54,669

Operating expenses:
Software licenses costs	111	114	412	403
Amortization of capitalized software development costs	394	394	1,182	1,182
Amortization of other intangible assets	319	279	957	837
Maintenance, hosting and services costs [1]	8,779	7,761	25,882	22,079
Software development [1]	4,241	3,248	12,086	10,089
Selling and marketing [1]	3,816	3,543	11,488	10,115
General and administrative [1]	2,962	2,495	8,952	7,079

Total operating expenses	20,622	17,834	60,959	51,784

Operating income	876	1,303	1,448	2,885
Financial income, net	542	293	1,514	683
Income taxes	(233)	(222)	(846)	(836)

Net income	$1,185	$1,374	$2,116	$2,732

Net income per share:
Net income used in computing income per share	$1,185	$1,374	$2,116	$2,732
Basic income per share	$0.08	$0.09	$0.14	$0.18
Diluted income per share	$0.08	$0.09	$0.13	$0.17
Shares used in computing:
Basic income per share	15,027,037	14,920,395	14,949,176	14,927,276
Diluted income per share	15,789,382	15,863,843	15,894,853	15,849,959

Adjusted non-GAAP[2] net income per share:
Adjusted non-GAAP[2] net income used in computing income per share	$2,480	$2,047	$6,107	$4,751
Adjusted non-GAAP[2] net income per share	$0.16	$0.13	$0.38	$0.30
Shares used in computing adjusted non-GAAP[2] net income per share	15,789,382	15,863,843	15,894,853	15,849,959

Reconciliation of net income to adjusted non-GAAP[2] net income:
Net income	$1,185	$1,374	$2,116	$2,732
Amortization	713	673	2,139	2,019
Stock-based compensation	582	--	1,852	--

Adjusted non-GAAP[2] net income	$2,480	$2,047	$6,107	$4,751

[1] Includes charges for stock-based compensation in 2006
[2] See Reconciliation to GAAP

FUNDTECH LTD. AND ITS SUBSIDIARIES
Consolidated Statement of Cash Flows
(In Thousands)

	NineMonths Ended		Three Months Ended
	September30,		September30,
	2006	2005	2006
CASH FLOWS FROM OPERATIONS:
Net income	$2,116	$2,732	$1,185
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	4,759	4,299	1,613
(Incease) in trade receivables	(5,919)	(3,817)	(1,748)
Decrease (increase) in prepaid expenses, other accounts receivable and inventories	444	(286)	121
Increase (decrease) in trade payables	403	(754)	596
Increase (decrease) in deferred revenues	172	(395)	(2,912)
Increase in employee and payroll accruals	1,158	240	950
(Decrease) in other accounts payable and accrued expenses	(2,541)	(351)	(451)
(Decrease) in accrued restructuring expenses	(144)	(248)	(46)
Increase in accrued severance pay, net	85	39	53
(Increase) decrease in accrued interest on marketable securities	(6)	11	(22)
Losses on disposition of fixed assets	8	1	9
Stock-based compensation	1,853	--	582
Increase (decrease) in other long term payables	3	(44)	--

Net cash provided by operations	2,391	1,427	(70)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in held-to-maturity marketable securities	(37,451)	(2,996)	(2,946)
Proceeds from held-to-maturity marketable securities	33,322	--	4,741
Investment in long term held-to-maturity marketable securities	--	(3,233)	--
Maturity of (investment in) short term deposits	216	--	--
Purchase of property and equipment	(3,738)	(4,159)	(1,724)
Increase (decrease) increase in long-term lease deposits and prepaid expenses	115	(25)	--
Investments in subsidiaries	--	(355)	--
Proceeds from sale of fixed assets	3	11	(11)

Net cash used in investing activities	(7,533)	(10,757)	60

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the issuance of share capital and
exercise of stock options and warrants, net	1,124	1,234	181
(Increase) in long-term other assets	(80)	--	--
Investment in treasury stock, at cost	(1,893)	--	(1,123)

Net cash provided by financing activities	(849)	1,234	(942)

Effect of exchange rate on cash and cash equivalents	388	925	(113)

Increase in cash and cash equivalents	(5,603)	(7,171)	(1,065)
Cash and cash equivalents at the beginning of the period	30,807	27,810	26,269

Cash and cash equivalents at the end of the period	$25,204	$20,639	$25,204

Schedule A to Press Release

Reconciliation to GAAP
(In Thousands, Except Share and Per Share Data)

The following information sets forth Fundtech's calculation of adjusted net income as contained in the
Company's press release:

	Three Months Ended						Nine Months Ended
	September 30,				June30, 2006		September 30,
	2006		2005		2005		2006		2005

Reconciliation of net income (loss) to adjusted net income:

Net income (loss)	$1,185	[1]	$1,374[	1]	$770	[1]	$2,116	[1]	$2,732	[1]
Amortization of capitalized
software development costs	394		394		394		1,182		1,182
Amortization of other intangible assets	319		279		319		957		837
Stock-based compensation charged as follows:
Maintenance, hosting and services costs	55		--		55		167		--
Software development	39		--		36		112		--
Selling and marketing	117		--		126		367		--
General and administrative	371		--		491		1,206		--

Adjusted non-GAAP net income	$2,480		$2,047		$2,191		$6,107		$4,751

Adjusted non-GAAP net income per share	$0.16		$0.13		$0.14		$0.38		$0.30

Shares used in computing
adjusted non-GAAP net income per share	15,789,382		15,863,843		16,054,902		15,894,853		15,849,959

[1] Net income per share (diluted) was approximately $0.08, $0.09 and $0.05 for the three months ended September 30, 2006 and 2005 and the three months ended June 30, 2006, respectively. Net income per share was approximately $0.13 and $0.17 for the Nine months ended September 30, 2006 and 2005, respectively.